[Letterhead of Shearman & Sterling LLP]

December 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AmerUs Group Co.
Schedule TO-I filed November 16, 2004
SEC File No. 5-80153

VIA EDGAR TRANSMISSION

Attention:	Ms. Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions in the Division of Corporation Finance

     On November 16, 2004, AmerUs Group Co., an Iowa corporation (the “Company”), filed a Schedule TO-I, File No. 5-80153 (the “Schedule TO”), relating to the Company’s offer to exchange (the “Exchange Offer”) the Company’s Optionally Convertible Equity-Linked Accreting Notes due 2032 (the “New OCEANs”) for any and all of its issued and outstanding Optionally Convertible Equity-Linked Accreting Notes due 2032 (the “Existing OCEANs”). By letter dated November 30, 2004, the Company received comments from the Staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Commission relating to the Schedule TO. Accordingly, on behalf of the Company, we are filing Amendment No. 1 to the Schedule TO (the “Amendment”) concurrently with the filing of this letter.

     The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below. For your convenience, we have reproduced each of the comments contained in the Staff’s letter of November 30, 2004. We also will provide you with a printed copy of the Amendment marked to show changes as soon as possible.

     For your convenience, we have reproduced below the Staff’s comments in italicized text before each of our responses.

Special Note Regarding Forward-Looking Statements, page ii

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:	Schedule TO has been amended by deleting the reference to the Private Securities Litigation Reform Act of 1995.

Summary

—Expiration Date; extension, termination, page 1

2.	We note that the company has retained the right to terminate the offer “for any reason.” Retaining the right to unilaterally terminate the offer may deem the offer to be illusory. Please revise to clarify under what circumstances you may terminate the offer.

Response:	Schedule TO has been amended by referencing the information set forth under the heading “The Exchange Offer—Conditions for Completion of the Exchange Offer” in connection with the Company’s right to terminate the offer.

—Principal Differences.....page 4

3.	Revise the summary of principal differences of the OCEANs to summarize the material risks of the new OCEANs where those risks differ from the risks of the existing OCEANs.

Response:	Schedule TO has been amended to reference the material risks of the New OCEANs that differ from the risks of the Existing OCEANs in the summary table entitled “Summary—Principal Differences Between the Existing OCEANs and the New OCEANs”.

4.	In addition, describe the effect on the company’s liquidity and capital resources from the cash settlement provisions of the new OCEANs, and discuss the means by which the company reasonably expects to finance the cash requirement resulting from conversion of the new OCEANs.

Response:	Schedule TO has been amended accordingly to include a description of the effect upon the company’s liquidity and capital resources from the cash settlement provisions of the New OCEANs and the means to finance such cash payment under the heading “Summary—Principal Differences between Existing OCEANs and the New OCEANs—Settlement Upon Conversion”.

Withdrawal Rights, page 34

5.	Revise to include disclosure that holders have a right to withdraw tendered OCEANs after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. See Rule 13e-4(f)(2)(ii).

Response:	Schedule TO has been amended by adding disclosure that holders have a right to withdraw tendered OCEANs after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange under the headings “Summary—Withdrawal Rights” and “The Exchange Offer—Withdrawal Rights”.

Material U.S. Federal Income Tax Considerations, page 61

6.	Given that doubt exists as to the particular tax consequences of the exchange, please provide an explanation of the degree of the uncertainty, to the extent possible. Further, if the company has received an opinion of counsel with regard to the tax consequences of the exchange, please file the opinion as an exhibit to the Schedule TO. See Item 1016(h) or Regulation M-A.

Response:	Schedule TO has been amended accordingly to include an explanation of the degree of uncertainty of the tax consequences of the exchange under the headings “Summary—The Exchange Offer—Tax Consequences” and “Material U.S. Federal Income Tax Considerations—Consequences of the Exchange Offer—Exchanging Holders”. The tax opinion is being filed as Exhibit (h) to the Amendment.

Incorporation by Reference, page 67

7.	We note that the company intends to incorporate by reference documents filed after the date of the offering circular until termination of the exchange offer. Please be aware that Schedule TO does not provide for forward incorporation and further confirm that any material change in information will be reported in an amendment to the Schedule TO pursuant to Rule 13e-4(c)(3) and will be disseminated pursuant to the requirements of Rule 13e-4(e)(3), as necessary.

Response:	Schedule TO has been amended by deleting information regarding forward incorporation by reference under the heading “WHERE YOU CAN FIND MORE INFORMATION”. The Company has confirmed that any material change in information will be reported in a further amendment to the Schedule TO and will be disseminated in accordance with the requirements as set forth above.

General

8.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	Attached to this letter is a statement from the Company making the requested acknowledgements.

     Please direct any comments or questions regarding the responses to the Staff’s comment letter dated November 30, 2004 or the Amendment to the undersigned at (212) 848-8830 or by facsimile at (646) 848-8830.

Sincerely,

/s/ Robert Evans III

cc:	Joseph K. Haggerty (AmerUs Group Co.)
Robert B. Williams (Milbank, Tweed, Hadley & McCloy LLP)